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                                                                   EXHIBIT 12(c)

                             [ROPES & GRAY HEADER]

September 26, 2005




Nations Kansas Municipal Income Fund
Nations Funds Trust
One Bank of America Plaza, 33rd Floor
Charlotte, North Carolina 28255-0001

Columbia Intermediate Tax-Exempt Bond Fund
Columbia Funds Trust V
One Financial Center
Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2005 between Nations Funds Trust, a Delaware statutory trust (the "Target Trust"), on behalf of Nations Kansas Municipal Income Fund ("Target Fund") and Columbia Funds Trust V, a Massachusetts business trust (the "Acquiring Trust"), on behalf of Columbia Intermediate Tax-Exempt Bond Fund ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

         Acquiring Fund is a series of the Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Acquiring Fund

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has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated July 1, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above), including, in particular, representations concerning the portion of Target Fund's historic business assets that Acquiring Fund will retain following the Transaction.

         Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

         (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

         (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

         (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

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         (vii)    Under section 358 of the Code, the aggregate basis of
                  Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

         (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

         Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, "non-equity" options and investments in "passive foreign investment companies") be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Target Fund's taxable year will end as a result of the Reorganization.

         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.


                                                            Very truly yours,


                                                            /s/ Ropes & Gray LLP
                                                            Ropes & Gray LLP


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